

Via U.S. Mail and Facsimile

Mail Stop 7010

March 23, 2009

Mr. Steven M. Bradford
Vice President, General Counsel and Secretary
HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761

> **Re: HNI Corporation**
> **Registration Statement on Form S-3**
> **Filed February 27, 2009**
> **File No. 333-157578**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed February 27, 2009**
> **File No. 1-14225**

Dear Mr. Bradford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note that the debt securities may be guaranteed, as disclosed on page 19. Please revise to register the guarantees and revise the disclosure throughout the registration

statement accordingly, including the cover pages of the registration statement and the prospectus, and the "Securities We May Offer" section of the prospectus. Please also revise to add the subsidiary guarantors as co-registrants. Finally, please have counsel revise its opinion accordingly.

2. We note that each share of common stock you register will include a preferred share purchase right. Please revise to register the preferred share purchase rights and also revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus, and the "Incorporation of Certain Information by Reference" section of the prospectus. Please also have counsel revise its opinion accordingly. Please refer to Question 116.16 of the Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

3. Please revise Exhibits 5.1, 23.2 and 24.1 to provide conformed signatures. Refer to Rule 302 of Regulation S-T.

Risk Factors, page 2

4. We note the statements that "The risks and uncertainties we have described are not the only ones facing the Corporation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations." Please revise to remove this qualifying language. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30. Further, we note similar disclosure under "Item 1A. Risk Factors" on page 11 of your Form 10-K for the year ended January 3, 2009. In future filings, please revise to remove this qualifying language.

Description of Common Stock, page 5
Description of Preferred Stock, page 6

5. We note the statements that the descriptions in each of these sections "may not be complete and is subject to and qualified in its entirety by reference to Iowa law and the actual terms and provisions contained in our articles of incorporation and by-laws, each as amended from time to time." You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment under "Certain Provisions of Iowa Law and the Corporation's Articles of Incorporation and By-laws" on pages 30 and 31.

Legal Matters, page 35

6. Please provide counsel's address as required by paragraph 23 of Schedule A to the
   Securities Act.

Item 14. Other Expenses of Issuance and Distribution, page II-1

7. Please revise to include the trustees' and transfer agents' fees pursuant to Instruction
   to Item 511 of Regulation S-K.

Exhibits and Exhibit Index

8. Please file each of the following as an exhibit or explain why you are not required to
   do so:

   - Separate forms of debt security for senior, senior subordinated and
     subordinated securities.

   - Separate forms of indentures for the senior indenture and the subordinated
     indenture.

   - Form of guarantees.

   - Separate statement of eligibility on Form T-1 for each indenture. Please also
     file each Form T-1 under the electronic form type "305B2". Refer to 206 of
     the Trust Indenture Act of 1939 Trust Indenture Act of 1939 Compliance and
     Disclosure Interpretations, which are available on our website at
     http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1

9. We note that you are registering purchase contracts and units. Please have counsel
   revise its opinion to include these registered securities.

10. Please have counsel confirm to us that it concurs with our understanding that its
    reference to the Iowa Business Corporation Act includes the statutory provisions and
    all applicable provisions of the Iowa Constitution and any reported judicial decisions
    interpreting these laws. Please have counsel file this confirmation as correspondence
    on EDGAR.

11. We note that the opinion is dated as of February 27, 2009. We also note that the legal
    opinion is qualified as of the date of the opinion. Please clarify that the opinion
    speaks through the date of effectiveness of your registration statement. Counsel can

do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

Form 10-K for the Fiscal Year Ended January 3, 2009

Cover Page

12. We note that you list your common stock and preferred stock as registered under Section 12(g) of the Exchange Act. We have the following comments:

- It appears that you registered your common stock under Section 12(b) of the Exchange Act. In this regard, we note the Form 8-A you filed 06/12/1998. Please advise or revise accordingly in future filings.

- It does not appear that you have registered your preferred stock. In this regard, we note that it does not appear that you have filed a Form 8-A with respect to the preferred stock. Please advise or revise accordingly in future filings.

13. We note that it appears you registered preferred share purchase rights under Section 12(b) of the Exchange Act. In this regard, we note the Form 8-A you filed on June 12, 1998, as amended on September 14, 1998. However, the preferred share purchase rights are not listed on the cover page of the Form 10-K. Please revise accordingly in future filings.

Liquidity and Capital Resources, page 33

14. We note the disclosure in the second paragraph under "Cash Flow – Investing Activities" that $35 million of the outstanding borrowings under the credit facility are classified as short-term. In future filings, please also disclose the total amount of borrowings outstanding under the credit facilities.

15. In future filings, please provide a more specific and comprehensive discussion of the terms of the covenants and other restrictions in the debt agreements and credit facilities.

16. We note the disclosure in the first paragraph on page 35. Please tell us, and in future filings disclose, whether you are in compliance with all of the covenants and other restrictions in the debt agreements and credit facilities.

Report of Independent Registered Public Accounting Firm, page 44
Consent of Independent Registered Public Accounting Firm, Exhibit 23

17. In future filings, please revise the report of your independent registered public accounting firm and the consent of your independent registered public accounting firm filed as exhibit 23 to include a conformed signature. Refer to Rule 302 of Regulation S-T.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any questions.

Sincerely,

Assistant Director
Pamela Long

cc: Joseph P. Richardson, Esq. *(Via facsimile 602/253-8129)*
Matthew M. Holman, Esq. *(Via facsimile 602/253-8129)*
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue
Phoenix, AZ 85004-4498